AM 4/5/2004

04016932

S ... S
E COMMISSION
Washington, D.C. 20549

VP 4-1-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/03 (MM/DD/YY) AND ENDING 01/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LIBERTY ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 WEST 44th STREET_ SUITE 1100
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SIDNEY W. AZRILIANT 212-869-8220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL W. TELLER, CPA
(Name – *if individual, state last, first, middle name*)

501-B SURF AVE, BROOKLYN, NY 11224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED APR 09 2004 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SIDNEY W. AZRILIANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY ASSOCIATES, INC., as of JANUARY 31, 2004, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT

Title

Notary Public

ANDREW KIRWIN
NOTARY PUBLIC, State of New York
No. 02KI5009982
Qualified in New York County
Commission Expires March 22, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL W. TELLER, CPA
501-B SURF AVENUE
BROOKLYN, NY 11224
Phone: 718-449-1767

March 24, 2004

Liberty Associates, Inc.
The Bar Building – Suite 1100
36 West 44th Street
New York, NY 10036

Gentlemen:

We have examined the FOCUS Report (Form X-17A-5 Part IIA) of Liberty Associates, Inc. as at January 31, 2004. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included a review of the accounting system, the internal accounting control and procedures for safeguarding securities and such tests thereof, and of the accounting records, and other auditing procedures as we considered necessary in the circumstances, including the audit procedures prescribed for Members, Brokers and Dealers.

In our opinion, the accompanying FOCUS Report presents fairly, in the form required by the Securities and Exchange Commission, the financial position of Liberty Associates, Inc. at January 31, 2004 and therein, all in conformity with generally accepted accounting principles.

Very truly yours,

MICHAEL W. TELLER

By Michael W. Teller, CPA
MICHAEL W. TELLER, CPA

LIBERTY ASSOCIATES, INC.

Statement of Financial Condition

at January 31, 2004

ASSETS

Cash		$ 58
Salomon Smith Barney		
Gov't and Agencies Fund	$ 30,287	
Marketable stocks	12,661	42,948
TOTAL ASSETS		**$ 43,006**

LIABILITIES AND CAPITAL

CURRENT LIABILITIES		
Accrued expenses & accounts payable		$ 4,641
Long term shareholder loan		$ 7,000
CAPITAL		
Capital stock	$ 5,000	
Paid in surplus	25,000	
Retained earnings	1,365	$ 31,365
TOTAL LIABILITIES AND CAPITAL		**$ 43,006**

LIBERTY ASSOCIATES, INC.

Statement of Income (Loss)

For the year Ended January 31, 2004

INCOME		
Commissions		$ 124,625
Gain on firm securities investment accounts		384
Other income		430
TOTAL INCOME		$ 125,439
Less: Expenses		
Compensation – Officer	$ 10,000	
NASD & regulatory dues & fees	7,824	
Other expenses	122,286	140,110
NET INCOME FOR YEAR ENDED JANUARY 31, 2004		**($ 14,671)**

LIBERTY ASSOCIATES, INC.

Statement of Changes in Financial Condition

For the Year Ended January 31, 2004

FUNDS APPLIED

Net Loss for year			($ 14,671)
NET DECREASE IN WORKING CAPITAL			
	Increase	Decrease	
Decrease: Cash		5,176	
Increase: Gov't Securities	265		
Increase: Equities	383		
Increase: Accrued expenses		3,143	
Increase: Shareholder loan		7,000	
	$ 648	$ 15,319	
NET DECREASE IN WORKING CAPITAL			($ 14,671)
NET FUNDS APPLIED			($ 14,671)

LIBERTY ASSOCIATES, INC.

Statement of Change in Stockholders' Equity

At January 31, 2004

	Capital Stock	Paid-In Surplus	Retained Earnings	Total Equity
Balance – January 3l, 2003	$ 5,000	$ 25,000	$ l6,036	$ 46,036
Increases (Decreases)				
Contribution to Paid In surplus from Stockholder's loans				
Net Loss for Y/E 1/31/04			($ 14,671)	($ 14,671)
Balance January 31, 2004	$ 5,000	$ 25,000	$ 1,365	$ 31,365

LIBERTY ASSOCIATES, INC.

Reconciliation of Net Capital

At January 31, 2004

Ownership equity as per Statement of Financial Condition and Net Capital before haircuts on security position and non-allowable assets		$31,365
Less: Haircut at 6% of value of Exempt securities ($30,287)	$1,817	
Haircut at 15% of value of Other securities ($12,661)	$1,899	($3,716)
NET CAPITAL PER PART IIA, PAGE 11		**$27,649**

MICHAEL W. TELLER, CPA
501-B SURF AVENUE
BROOKLYN, NY 11224
Phone: 718-449-1767

March 24, 2004

Liberty Associates, Inc.
The Bar Building – Suite 1100
36 West 44th Street
New York, NY 10036

Gentlemen:

Our examination of your company's accounting records, system of internal control and procedures for safeguarding securities for the year ended January 31, 2004 did not disclose any material inadequacies.

Very truly yours,

MICHAEL W. TELLER, CPA

By Michael W. Teller, CPA
MICHAEL W. TELLER, CPA

Investor protection. Market integrity. NASD

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User Id: AzriliantS LIBERTY ASSOCIATES, INC. Firm Id: 15071

Submitted Filings - Page 1 of 12

Action	Status	Filing Type	Period Ending	Submission Date
View Amd Cpy eMail	Submitted	Part IIA 5th FOCUS	January 2004	February 25, 2004
View Amd Cpy eMail	Submitted	Part IIA Quarterly	December 2003	January 23, 2004
View Amd Cpy eMail	Submitted	Schedule I	December 2003	January 23, 2004
View Amd Cpy eMail	Submitted	Part IIA Quarterly	September 2003	October 23, 2003
View Amd Cpy eMail	Submitted	Part IIA Quarterly	June 2003	July 15, 2003
View Amd Cpy eMail	Submitted	Part IIA Quarterly	March 2003	April 25, 2003
View Amd Cpy eMail	Submitted	Part IIA 5th FOCUS	January 2003	February 20, 2003
View Amd Cpy eMail	Submitted	Schedule I	December 2002	February 6, 2003
View Amd Cpy eMail	Submitted	Part IIA Quarterly	December 2002	January 22, 2003
View Amd Cpy eMail	Submitted	Part IIA Quarterly	September 2002	October 23, 2002

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Investor protection. Market integrity. NASD

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User Id: AzriliantS LIBERTY ASSOCIATES, INC. Firm Id: 150

Submittal Confirmation
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Part IIA 5th FOCUS

* * * No Errors Were Found * * * * * * No Warnings Were Found * * *

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therin is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

ATTENTION --- Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

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FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA 5th FOCUS** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ⦿ Alternate ○ [0011]

Name of Broker Dealer: LIBERTY ASSOCIATES, INC. [0013]

SEC File Number: 8- 31505 [0014]

Address of Principal Place of Business: 36 WEST 44TH STREET [0020]

NEW YORK [0021] NY [0022] 10036 [0023]

Firm ID: 15071 [0015]

For Period Beginning 01/01/2004 [0024] And Ending 01/31/2004 [0025]

Name and telephone number of person to contact in regard to this report:

Name: SIDNEY W. AZRILIANT [0030] Phone: 212 869-8224 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ⦿ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	58 [0200]		58 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	[0295]		
B. **Other**	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	30,287 [0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	12,661 [0424]		
E. **Spot commodities**	[0430]		42,948 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. **Exempted securities** [0170]			
	B. **Other securities** [0180]			
8.	Memberships in exchanges:			
	A. **Owned, at market** [0190]			
	B. **Owned, at cost**		[0650]	
	C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**	43,006 [0540]	0 [0740]	43,006 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	4,641 [1205]	[1385]	4,641 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

	[1000]			
2. Includes equity subordination (15c3-1(d)) of	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	7,000 [1440]	7,000 [1750]
20. TOTAL LIABLITIES		4,641 [1230]	7,000 [1450]	11,641 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	5,000 [1792]
C. Additional paid-in capital	25,000 [1793]
D. Retained earnings	1,365 [1794]
E. Total	31,365 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	31,365 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	43,006 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2004 [3932] Period Ending 01/31/2004 [3933] Number of months 1 [3931]

REVENUE

1.	Commissions:	
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b. **Commissions on listed option transactions**	[3938]
	c. **All other securities commissions**	[3939]
	d. **Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. **From market making in options on a national securities exchange**	[3945]
	b. **From all other trading**	[3949]
	c. **Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	-3,010 [3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	5 [3995]
9.	Total revenue	-3,005 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		7,000 [4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		150 [4195]
15.	Other expenses		3,228 [4100]
16.	Total expenses		10,378

[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-13,383 [4210]
18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		-13,383 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	-13,383 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		31,365 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		31,365 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		31,365 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	0 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	0 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		31,365 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. Exempted securities		1,817 [3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		1,899 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-3,716 [3740]
10. Net Capital			27,649 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	309 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	22,649 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	27,184 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			4,641 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			4,641 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 17 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		44,748 [4240]
A.	Net income (loss)		-13,383 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		31,365 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]